

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 7, 2018

Sean Sullivan
Executive Vice President and Chief Financial Officer
AMC Networks Inc.
11 Penn Plaza
New York, NY 10001

      Re: AMC Networks Inc.
          Form 10-K for the Fiscal Year Ended December 31, 2017
          Filed March 1, 2018
          Form 10-Q for the Quarterly Period Ended June 30, 2018
          Filed August 2, 2018
          File No. 001-35106

Dear Mr. Sullivan:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                             Sincerely,

                             Division of Corporation Finance
                             Office of Telecommunications